

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

December 18, 2017

Vincent Palazzolo
Chief Financial Officer
CPI Aerostructures, Inc.
91 Heartland Blvd
Edgewood, NY 11717

> **Re: CPI Aerostructures, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 8, 2017**
> **File No. 001-11398**

Dear Mr. Palazzolo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure